JJ PFISTER DISTILLING COMPANY

2020 Report

Dear investors,

We greatly thank our investors for support and will always keep them posted. We are working hard every day to make JJ Pfister a tremendous success and we are continually seeing results. We welcome ideas for us to consider to promote our brand. The value of our company is growing and we thank our investors for that. We plan to focus our efforts in California, Nevada, and Arizona for the time being

We need your help!

We update our investors on a routine basis. Investors can help us several ways. We ask our investors to promote our product as premium quality, organics, and from a family run business. We have our visitor center which is high class where our investors can visit, have a meal and a cocktail, take a look at our operation and purchase spirits. We know that 44% of spirits purchased in the US are from grocery stores and we are being place in Kroger's, Alberstons, Pavilions, Von's and High Times, in LA, Raley's and Nugget Markets in the greater Sacramento Area, Molly Stones in the San Fransciso area and soon in many Bay Area locations. We ask our investors to visit the stores and make sure our products are present and properly displayed.

Sincerely,

Kevin Keck

President

Gail Keck

Chief Operations Officer

Brian Keck

Master Distiller

Our Mission

Whiskey and gin are our lead products and we want to have enough revenue to attract big spirit houses to take an interest in us. We hope that our value will be 6-8 times top-line revenue. We expect revenue to be $3M within 4 years and $10M soon thereafter. These projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

A+

The Good

We grew 200% despite the pandemic. We did this without employee terminations nor salary reductions.

We got into the whiskey business big time. This will be a major revenue source

We developed our humming vistor center. We expect at least $250,000 yearly revenue, likely more.

The Bad

We had sales doldrums between March and September due the pandemic.

On premise sales tanked hurting our sales. Restaurants and bars being closed hurt us

We over produced hand sanitizer and had to wind down that business line. We donated a lot of our sanitizer to many entities.

2020 At a Glance

January 1 to December 31



$940,000 +450%
Revenue



-$1,112,715
Net Loss


IOU!

$0
Short Term Debt



$5,700,000
Raised in 2020



$250,000
Cash on Hand

INCOME | BALANCE | NARRATIVE

Overview

We make craft spirits which are great in cocktails and neat. Our gin, brandies, rum, and vodka are organic
Whiskey and gin are our lead products and we want to have enough revenue to attract big spirit houses to take an interest in us. We hope that our value will be 6-8 times top-line revenue. We expect revenue to be $3M within 4 years and $10M soon thereafter. These projections cannot be guaranteed.

Milestones

JJ Pfister Distilling Company LLC was incorporated in the State of Oregon in August 2016.

Since then, we have:

- The US craft spirit market is outpacing craft brewing & is set to grow from $2.7B to $20B by 2023.
- In the last 12 months alone, we've generated $964K top line revenue.
- Our spirits have top Tasting Panel ratings: Gin 97 points, Vodka 95 points, Rum 95 points.
- We have already established traction, demonstrating 200% YoY growth even during COVID.
- Our founder was a key executive in two billion dollar companies.
- Our potato vodka and gin are gold medal winners in internationally recognized spirits competitions.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $940,000 compared to the year ended December 31, 2019, when the Company had revenues of $171,000. Our gross margin was 59.79% in fiscal year 2020, compared to 31.58% in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $2,114,759, including $250,000 in cash. As of December 31, 2019, the Company had $210,000 in total assets, including $130,000 in cash.
- *Net Loss.* The Company has had net losses of $1,112,715 and net losses of $1,019,957 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2020 and $0 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $11,598,382 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

JJ Pfister Distilling Company LLC cash in hand is $250,000, as of February 2021. Over the last three months, revenues have averaged $79,500/month, cost of goods sold has averaged $31,200/month, and operational expenses have averaged $140,830/month, for an average burn rate of $92,530 per month. Our intent is to be profitable in 24 months.

We are making hand sanitizer fulfilling a huge demand. We are adding whiskey to our products in two months. We have added our kitchen and our visitor center traffic is strong. We now have 5 salespersons with strong sales in LA, the Bay Area and Sacramento.

We have goals this year of 7000 cases sold and top line revenue of $700,000. Our core business last year of spirits and the visitor center generated $400,000 top line.

We would look for another capital call from family. Kevin and Gail Keck have an income stream of $603,000 per year.

Net Margin: -118% **Gross Margin: 60%** **Return on Assets: -53%** **Earnings per Share: $-Infinity**

Revenue per Employee: $104,444 **Cash to Assets: 12%** **Revenue to Receivables: 1,709%** **Debt Ratio: 0%**

Profit_and_Loss.pdf | Balance_Sheet.pdf | JJ_Pfister_DSP_LLC_review_2018___2019_FINAL.pdf

We ♥ Our 208 Investors

Thank You For Believing In Us

Kevin Keck
Karen Baker
Jeff Hare
Ben Jensen
Juan Carvajal Brizuela
Jody Geistweidt
Jeremy E. Kunzinger
Bob McCubbin
Laurie Tsonetokoy
Richard Harr
Adam G Lehner
Diann Rogers
Jennifer Lazo
Mary Williams
Brian Lehner
Frederick Uhland
Christopher Paul
Michael Collins
Jeffrey Reed
Ricardo Beltran Gaitan
Scott McCauley
Maurice Hershberger
Allison Sherburne
Ernesto Runas
Mercyline Msipa
Joel E Harris
Taliesin Fortmuller
David Gatama
Paul Castro
Andy Gonzalez
Chris Janzen
Andrew Coppola
Jesse Smith
Yen M Chea
Charles Leonard
Jeffrey Ayers
Schuyler Janzen
Jeff Hung
Christopher Vestin
Jeffery Smith
Stephanie Little
Jonathan Eastman
Isaac Way
Chris McCauley
Sam Lehner
Tim Bosley
Ashley Uhland
Cliff Hammer
Karen Flanigan
Houawa Moua
Joseph Parker
William Conklin
Robert Paul Meier
Sharon Fink
Kevin Lee Wilcox
Josephine Stoddard
Tom Keshishian
Susannah Martin
Jane Johnsob
Collin Joseph Rusin
Douglas Bolsover
Heinz J Schwarz
Miriam Frey
Wayne Roberson
Ajay Khanna
Duncan Crabtree-Ireland
Dustin Schouten
Jimmy Britton
Daniel Oberheu
Cole Smith
Matthew Way
David Nash
Christopher Carlisle
Sean Drake
Ariel Linden
Alan Riquelmy
Edward D Schroeder
Russell G. Lewis
Avinash Rajaraman
Houawa Moua
Curt Stamp
Daniel Jaffe
Ryan Ley
Jonathan Nieh
Parastoo Yaghmaee
Stacie Clary
Ron Cole
Danielle Keller
Jym Crowson
Clarence Disharoon
Silas Smith
Lynn Sheehan
Kevin Keck
Anthony A Cook
April Ann Fong
Renato Ben
Marty E McCune
Jordan Garrett
Welton Egerton
Emily Conlee
Steven M Smith
Christopher Hur
Scott Casey
David Haughn
Claudia Capurro
Ryan Chan
Jared Arcari
Mary H. Aadams
Anna Schwartz
Angel Soto
Amarilis Torres
Christopher Eugene BEI...
Elliot P Frey Dmd
Tim Ivey
Christopher Anderson
Susan Goodwin
Debbie Mierke
Ryan K.
Sean Kelleher
Travis Goodman
Luke Williams
John Foster
Audrey Griesbach
John A. Monaghan
Alaina Tellson
James Minor
Efrem Willis
Cliff Williams
Kenneth Alan Jackson, Jr.
Clay Adams
Barnard McCauley
Terrence Brown
Ruben Avila
Erin Kong
Alex Wright
William P DeMora
Scott Moseley
Chris M Mckoy
Trish GONZALES
Keith A Dughi
Leslie Harman
Billy J Linsley
Bruce Kehe
Debra A Jaynes
Frederick Radcliffe
Katie Henry
Jill Beyer Blodget
Michael Scott Mitchell
Stravensky Gaston
Anna Vanderveen
Jessica Hutson
Chinemelu Elonu
Paul David Terry
Nimble Jack Partners
Che Clayton
Bridget Gentleman
Greg Hurtz
Dr. Pete I. Maduka-Okafor
Howard W Thomas
Julie Linn Cain
Cynthia J Butterfield
Yuri Tajiri
Aungwin Chiong
Seng Saw
Andy Rolfs
Mayze Fowler-Riggs
Ryan Mystique
Demetrius Hunter
Bob Surratt
Mark Rackovan
Eric Schreiber
Scott Churchman
Nicholas Vanarelli
Lucy Ruth Wright Rivers
Julie Tedde
Paulo Menchaca
Thomas Harding
Brenna Goodwin
Richard Jones
Christy Serrato
Ben D
Emily Elizabeth Lambert ...
Laura Bruce
Chris Bingaman
John H Abeles
Linda Abernathy
Andrew Burger
David Song
Brian Guido
Steven & Jane Orkand
Anna Tosone
Nancy Mori
Grant Shibuya
Thomas J Devlin
Le Roy Edwards
Amy M Young
James And Cynthia Halle...
Brendan Williams
Peter Granger
Christi Sifri
William HOWELL
Grant A. Winter
David Beckman
Thomas Nichols
Ann L Steiner
Mungai Njoroge
Jeff Sheasley
Jason Askenaze

Thank You!

From the JJ Pfister Distilling Company Team



Kevin Keck
President



Gail Keck
Chief Operations Officer



Brian Keck
Master Distiller

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Brian Keck	Master Distiller @ JJ Pfister Distillling Compamy	2016
Gail Keck	Finance Officer @ JJ Pfister Distilling Company	2016
Kevin Keck	President @ JJPfister Distilling Company	2016

Officers

OFFICER	TITLE	JOINED
Brian Keck	Master Distiller	2016
Gail Keck	Chief of Operations	2016
Kevin Keck	President	2016